SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 2)1

Audience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05070J102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 286,234 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 286,234 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,234 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person OO

Page 2 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,437,061 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,437,061 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,061 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person PN

Page 3 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,133,312 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,133,312 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,312 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person PN

Page 4 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 26,222 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 26,222 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,222 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person PN

Page 5 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 595,352 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 595,352 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,352 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.6%
12.	Type of Reporting Person PN

Page 6 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,191,947 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,191,947 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,947 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%
12.	Type of Reporting Person OO

Page 7 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,042,323 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,042,323 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,323 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person PN

Page 8 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,075 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 8,075 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person PN

Page 9 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 131,990 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 131,990 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,990 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person PN

Page 10 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,182,388 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,182,388 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,388 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person OO

Page 11 of 21 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) George Pavlov
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 42,259 shares
	6.	Shared Voting Power 4,374,335 shares
	7.	Sole Dispositive Power 42,259 shares
	8.	Shared Dispositive Power 4,374,335 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,594 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.19%
12.	Type of Reporting Person IN

Page 12 of 21 pages.

Item 1.

(a)	Name of Issuer:

Audience, Inc. (“Audience”)

(b)	Address of Issuer’s Principal Executive Offices:

440 Clyde Avenue

Mountain View, CA 94043

Item 2.

(a)	Name of Persons Filing:

Tallwood Partners, LLC

Tallwood II, L.P.

Tallwood II Annex, L.P.

Tallwood II Associates, L.P.

Tallwood II Partners, L.P.

Tallwood II Management, LLC

Tallwood III, L.P.

Tallwood III Associates, L.P.

Tallwood III Partners, L.P.

Tallwood III Management, LLC

George Pavlov

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Tallwood Venture Capital

3000 Sand Hill Road, Building 3, Suite 240

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of the cover page.

Page 13 of 21 pages.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

05070J102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tallwood Partners, LLC owns 286,234 shares of Common Stock of Audience as a result of the transfer of 286,234 shares of Common Stock of Audience held by Tallwood I. L.P. (representing all of the shares held by Tallwood I, L.P. and beneficially owned by Tallwood Management Co., LLC, as the sole general partner of Tallwood I, L.P.) to Tallwood Partners, LLC. As the managing member of Tallwood Partners, LLC, The Banatao Living Trust DTD 7/21/99 (“Trust”) may be deemed to share voting and dispositive power with respect to the securities held by Tallwood Partners, LLC. As the trustee of the Trust, Diosdado P. Banatao may be deemed to be the beneficial owner of the securities held by Tallwood Partners, LLC. However, each such person, other than Tallwood Partners, LLC, disclaims beneficial ownership of these securities.

Tallwood II, L.P. owns 1,437,061 shares of Common Stock of Audience. Tallwood II Annex, L.P. owns 1,133,312 shares of Common Stock of Audience. Tallwood II Associates, L.P. owns 26,222 shares of Common Stock of Audience. Tallwood II Partners, L.P. owns 595,352 shares of Common Stock of Audience. As the sole general partner of Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P., Tallwood II Management, LLC may be deemed to share voting and dispositive power with respect to the securities held by Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. As the managing members of Tallwood II Management, LLC, Diosdado P. Banatao and George Pavlov may be deemed to be the beneficial owners of the securities held by Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. However, each such person, other than Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. disclaims beneficial ownership of these securities.

Tallwood III, L.P. owns 1,042,323 shares of Common Stock of Audience. Tallwood III Associates, L.P. owns 8,075 shares of Common Stock of Audience. Tallwood III Partners, L.P. owns 131,990 shares of Common Stock of Audience.

Page 14 of 21 pages.

As the sole general partner of Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P., Tallwood III Management, LLC may be deemed to share voting and dispositive power with respect to the securities held by Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. As the managing members of Tallwood III Management, LLC, Luis Arzubi and Diosdado P. Banatao and George Pavlov may be deemed to be the beneficial owners of the securities held by Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. However, each such person, other than Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. disclaims beneficial ownership of these securities.

George Pavlov owns (i) 2,306 shares of Common Stock of Audience, (ii) 2,307 Restricted Stock Units of Audience (iii) an option to purchase 14,132 shares of Common Stock of Audience at $13.80 per share (iv) an option to purchase 8,079 shares of Common Stock of Audience at $13.80 per share (v) an option to purchase 10,650 shares of Common Stock of Audience at $10.08 per share and (vi) an option to purchase 15,054 shares of Common Stock of Audience at $8.67 per share. George Pavlov is a member of the board of directors of Audience.

(b)	Percent of Class:

See Item 11 of the cover page. The percentage of beneficial ownership is based on 22,976,670 shares outstanding as of September 30, 2014, as reported by Audience, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of the cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of the cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Page 15 of 21 pages.

See Item 4 above. To the best knowledge of the Reporting Person, no one other than the Reporting Person, the affiliates or shareholders of the Reporting Person and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 16 of 21 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015	Tallwood Partners, LLC By: The Banatao Living Trust DTD 7/21/99 Its: Managing Member /s/ Diosdado Banatao Name: Diosdado Banatao Title: Trustee

Dated: February 11, 2015	Tallwood II, L.P. By: Tallwood II Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood II Annex, L.P. By: Tallwood II Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood II Associates, L.P. By: Tallwood II Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Page 17 of 21 pages.

Dated: February 11, 2015	Tallwood II Partners, L.P. By: Tallwood II Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood II Management, LLC /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood III, L.P. By: Tallwood III Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood III Associates, L.P. By: Tallwood III Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood III Partners, L.P. By: Tallwood III Management, LLC Its: General Partner /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Dated: February 11, 2015	Tallwood III Management, LLC /s/ Natasha Skok Name: Natasha Skok Title: Authorized Signatory

Page 18 of 21 pages.

Dated: February 11, 2015	/s/ George Pavlov Name: George Pavlov

Page 19 of 21 pages.

ATTACHMENT A

Tallwood Partners, LLC, Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P., Tallwood II Partners, L.P., Tallwood II Management, LLC, Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., Tallwood III Management, LLC and George Pavlov may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.

Page 20 of 21 pages.

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement, dated as of February 12, 2013 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2013).

Exhibit 2 – Joinder to Joint Filing Agreement, dated February 14, 2014 (incorporated by reference to Exhibit 2 to Amendment Number 1 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014).

Exhibit 3 – Joinder to Joint Filing Agreement, dated February 11, 2015

Page 21 of 21 pages.